RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on June 28, 2012. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:


                       Votes Cast in Favor      With held
W. Thacher Brown.......9,062,878                188,897
Suzanne P. Welsh       9,050,573                201,202
Morris Lloyd, Jr.      8,990,866                260,909
Ellen D. Harvey........9,052,871                198,904